Exhibit 99.1

16 January 2018

Midatech Pharma PLC
(“Midatech”, “Company” or “Group”)

Midatech and UCSF receive IND approval for DIPG treatment MTX110

- First treatment in patients in US expected as scheduled in Q1 2018

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, today announces approval of the investigational new drug (IND) application from the US Food and Drug Administration (FDA) to conduct a study of MTX110, an investigational nano-inclusion product, for the treatment of the fatal childhood brain cancer DIPG.

This disease occurs mainly in young children and has a median survival of nine months. With no treatment currently approved, the approval of this trial could be a big step towards developing a treatment for this cancer.

MTX110 was selected based on both independent and Midatech research that identified the active ingredient as the most potent compound of 83 tested against human DIPG tumour cells.  Midatech has swiftly brought the compound from initial formulation stage at the end of 2015 to this first-in-human clinical trial in 2017.

The study will be conducted at leading treatment centres in UCSF in San Francisco, and the Memorial Sloan Kettering Cancer Center in New York. It has also been provided on a compassionate use basis to patients and to date it has been well tolerated.  This study is expected to read out towards the end of 2019 and, if successful, expedited approval will be sought from international regulators.

Commenting on the approval of MTX110, Dr. Jim Philips, CEO of Midatech Pharma, said: “Midatech has worked hard to rapidly develop and bring MTX110 through to this clinical trial.  We have seen compelling data for MTX110 in pre-clinical models and we are excited by the potential for this to be evidenced in patients as well. We are looking forward to potentially demonstrating the drug’s efficacy in this disease, and making a difference to the children suffering from this devastating cancer for which palliative options are currently the only choice.  MTX110 is one of our three priority programmes and we look forward to reporting back on progress in due course.”

- Ends -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and other therapeutic areas, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products.  Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions.  The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.